UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

File No. 812-_______

In the matter of the Application of US Bancorp Fund Services, LLC; Radiance ETF Trust; Radiance Asset Management, LLC; and Quasar Distributors, LLC

__________________

Application for an Order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

__________________

All communications and orders to:

Eric W. Falkeis
US Bancorp Fund Services, LLC
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

With a copy to:

Patrick Daugherty Foley & Lardner LLP 321 N. Clark Street Suite 2800 Chicago, Illinois 60610-4764	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, Wisconsin 53202

Page 1 of 49 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on April 30, 2012

TABLE OF CONTENTS
Page

I.	INTRODUCTION		2
	A.	Summary of Application	2
	B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission	4

II.	APPLICANTS AND OTHER PRINCIPAL PARTIES		5
	A.	General	5
	B.	The Trust and the Initial and Future Funds	6
	C.	The Initial Adviser and Sub-Advisers	7
	D.	Distributor	7
	E.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent	8
	F.	The Calculation Agent	8
	G.	Capital Structure and Voting Rights; Book-Entry	8
	H.	Description of the Funds	8
	I.	Management of the Funds	8
	J.	Exchange Listing	8
	K.	Description of Purchase and Redemption Provisions	9
	L.	Sales of Shares	10
	M.	Pricing	15
	N.	Redemption	16
	O.	Qualification as a Regulated Investment Company	17
	P.	Dividends, Distributions and Tax	18
	Q.	Dividend Reinvestment Service	18
	R.	Shareholder Transaction and Distribution Expenses	18
	S.	Shareholder Reports	18
	T.	Availability of Information	19
	U.	Sales and Marketing Materials	19
	V.	Procedure by Which Shares Will Reach Investors: Disclosure Documents	20

III.		IN SUPPORT OF THE APPLICATION	21
	A.	Summary of the Application	21
	B.	Benefits of the Proposal	22
	C.	The Product Does Not Raise Concerns	23
	IV.	REQUEST FOR ORDER	24
	A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)	24
	B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1	26
	C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)	28
	D.	Exemption from the Provisions of Section 22(e)	30
	E.	Exemptions from the Provisions of Section 12(d)(1)	32

V.	EXPRESS CONDITIONS TO THE APPLICATION		36
	A.	Actively-Managed Exchange Traded Fund Relief	36
	B.	Section 12(d)(1) Relief	37

VI.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES		40

i

I.	INTRODUCTION

A.	Summary of Application

In this application (the “Application”), US Bancorp Fund Services, LLC (“USBFS”), Radiance ETF Trust (the “Trust”), Radiance Asset Management, LLC (the “Initial Adviser”) and Quasar Distributors, LLC (the “Distributor”) (USBFS, the Trust, the Initial Adviser and the Distributor, collectively, “Applicants”), apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and from Rule 22c-1 under the 1940 Act, under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act (“Order”).

Applicants request that the Order requested herein apply to

•
The Initial Adviser and any other future investment advisers (“Future Advisers”) to a Fund (as herein defined), all of which will be registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any Future Advisers will comply with the terms and conditions of this Application. The Initial Adviser and the Future Advisers together are each referred to as an “Adviser” and collectively as the “Advisers”.

•
The series of the Trust described herein and identified in Exhibit C (the “Initial Fund”), as well as to any other future series of the Trust and to any other future series of a registered open-end investment company sponsored by USBFS or an entity controlling, controlled by, or under common control with USBFS, as long as any such future series operates in accordance with the terms and conditions stated in this Application (“Future Funds”). Any Future Funds will comply with the terms and conditions of this Application. The Initial Fund and the Future Funds together are each referred to as a “Fund” and collectively as the “Funds”.

The requested Order would apply to actively-managed series of the Trust, and would permit, among other things:

•
The shares of the Funds to trade on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (“Exchange”) at negotiated market prices rather than at net asset value (“NAV”) per Share (as defined below);

•	The exchange-traded shares of each Fund (with respect to each Fund, its “Shares”) to be redeemable in large aggregations only;

•
Payment or satisfaction of redemptions by Foreign Funds (as defined below) to be provided in periods exceeding seven calendar days up to a maximum of fourteen calendar days under certain circumstances;

•	Certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of the Shares;

•	Funds of Funds (as defined below) to acquire Shares of the Funds and shares of Index Funds (as defined below) beyond the limitations in Section 12(d)(1)(A); and

•
The Funds and the Index Funds, any principal underwriter for such fund and any Broker (as defined below) to sell Shares of the Funds or shares of the Index Funds, as the case may be, to a Fund of Funds beyond the limitations in Section 12(d)(1)(B).

Applicants believe that (a) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, and (b) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the investment objective and policy of each Fund; and the proposed transactions are consistent with the general purposes of the 1940 Act.

Applicants believe that the exemptive relief requested under Section 12(d)(1)(J) is appropriate. Section 12(d)(1)(J) of the 1940 Act provides that the U.S. Securities and Exchange Commission (“Commission”) may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the 1940 Act’s restrictions against investment companies investing in other investment companies are not repeated.”1 Applicants believe that the conditions for relief, described at length herein, adequately address the concerns underlying Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act and that a grant of relief would be consistent with Section 12(d)(1)(J) of the 1940 Act.

Applicants are requesting relief (i) under Section 12(d)(1)(J) of the 1940 Act to permit management investment companies and unit investment trusts (“UITs”) registered under the 1940 Act that are not sponsored or advised by an Adviser or any entity controlling, controlled by, or under common control with such Adviser, and are not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as the Funds or Index Funds2 (such registered management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”) to acquire Shares or shares of an Index Fund beyond the limitations in Section 12(d)(1)(A), and the Funds or Index Funds, and any principal underwriter for the Funds or Index Funds, and any broker or dealer registered under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”, and any such persons registered under the Exchange Act, “Brokers”), to sell such shares beyond the limitations in Section 12(d)(1)(B), and (ii) under Sections 6(c) and 17(b) of the 1940 Act from Sections 17(a)(1) and 17(a)(2) of the 1940 Act to permit a Fund or Index Fund to sell its shares to and redeem its shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Funds of Funds of which the Funds or Index Funds are affiliated persons, or affiliated persons of affiliated persons (“Fund of Funds Relief”). “Fund of Funds” does not include the Funds or Index Funds.

Applicants ask that the requested Fund of Funds Relief apply to: (1) the Initial Fund and Future Funds; (2) Index Funds; (3) any principal underwriter for the Funds or Index Funds and any Brokers selling Shares of a Fund or shares of an Index Fund to Funds of Funds, and (4) each Fund of Funds that enters into a written agreement with a Fund or Index Fund regarding the terms of such Fund of Funds’ investment (“FOF Participation Agreement”).3 The FOF Participation Agreement will require the Fund of Funds to adhere to the terms and conditions of the requested Order and participate in the proposed transactions in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgement from the Fund of Funds that it may rely on the Order requested herein only to invest in a Fund, or Index Fund, as the case may be, and not in any other investment company.

1     H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

2     The term “Index Funds” as used in this Application refers to exchange-traded funds that are designed to replicate an index, advised by an Adviser and in the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act, as the Funds.

3     Any Index Fund that relies on Fund of Funds Relief granted by the requested Order will comply with the terms and conditions set forth in this Application and will with respect to the Fund of Funds Relief matters described in this Application otherwise be treated in the same manner as a Fund.

Each Investing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (the “Fund of Funds Adviser”) and may be sub-advised by one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each a “Fund of Funds Sub-Adviser”). Any investment adviser to a Fund of Funds will be registered under the Advisers Act. Each Investing Trust’s sponsor is the “Fund of Funds Sponsor” or “Sponsor”.

All existing entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application. A Fund of Funds may rely on the Order only to invest in Funds and Index Funds and not in any other registered investment company.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission

Applicants’ requested relief in this application is virtually identical to the relief recently granted by the Commission to various other actively managed exchange-traded funds.4  In addition, the relief requested in this Application is substantially identical to prior relief granted by the Commission to other exchange traded funds (“ETFs”).5

The “active” management of the Funds is the only substantive difference with regard to the prior relief granted by the Commission to passively managed ETFs.  While the Funds are technically actively managed ETFs, Applicants do not believe that the Funds raise any significant new regulatory issues.  The portfolios of the Funds will be fully transparent, thereby permitting arbitrage activity to the same extent as index based ETFs.

In addition, as required under condition A.7 of the Application, neither the Adviser nor any Sub-Adviser will directly or indirectly cause any Authorized Participant or any investor on whose behalf an Authorized Participant may transact with the Fund to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.  This condition addresses the unique element of ETFs, i.e., that ETFs may purchase and sell securities through the in-kind creation and redemption process and is designed to insure that the Adviser and/or Sub-Adviser will not cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind creation process to circumvent applicable restrictions under the 1940 Act.

4 See:  Van Eck Associates Corporation, et. al., Investment Company Act Release Nos. 29459 (October 7, 2010) (notice) and 29496 (November 3, 2010) (order) (“Van Eck Order); WisdomTree Trust, et. al., Investment Company Act Release Nos. 28147 (Feb. 6 2008) 73 FR 7776 (Feb. 11, 2008) (notice) (“WisdomTree Actively Managed ETF Notice”) and 28174 (Feb. 27, 2008) (order); Barclays Global Fund Advisors, et. al., Investment Company Act Release Nos. 28146 (Feb. 6, 2008) 73 FR 7771 (Feb. 11, 2008) (notice) and 28173 (Feb. 27, 2008) (order); Bear Stearns Asset Management, Inc., et. al., Investment Company Act Release Nos 28143 (Feb. 5, 2008) 73 FR 7768 (Feb. 11, 2008) (notice) and 28172 (Feb. 27, 2008) (order); PowerShares Capital Management LLC, et. al., Investment Company Act Release Nos. 28140 (Feb 1, 2008) 73 FR 7328 (Feb. 7, 2008) (notice) (“PowerShares Actively Managed ETF Notice”); and 28171 (Feb. 27, 2008) (order).

5 See:  In the Matter of SPA ETF Trust, et. al., Investment Company Release Nos. 27963 (August 31, 2007) (notice) and 27983 (September 26, 2007) (order) (hereinafter collectively referred to as the “SPA Order”); In the Matter of Claymore Exchange Traded Fund Trust, et al., Investment Company Act Release Nos. 27469 (August 28, 2006) (notice) and 27483 (September 18, 2006) (order) (the “Claymore Order”); In the Matter of First Trust Exchange Traded Fund, et al., Investment Company Act Release Nos. 27051 (August 26, 2005) (notice) and 27068 (order) (the “First Trust Order”). In the Matter of UBS Global Asset Management (US) Inc.; and Fresco Index Shares Funds Investment Company Release Nos. 25738 (September 18, 2002) (notice) and 25767 (order) (hereinafter collectively referred to as the “Fresco Order”); In the Matter of Nuveen Exchange-Traded Index Trust, et al., Investment Company Release Nos. 25409 (February 5, 2002) (notice) and 25451 (order) (hereinafter collectively referred to as the “Nuveen Order”); In the Matter of Vanguard Funds et al. Investment Company Release Nos. 24680 (October 6, 2000) (notice) and 24789 (order) (hereinafter collectively referred to as the “VIPERS Order”); In the Matter of the Select Sector SPDR Trust, Investment Company Act Release Nos. 23534 (November 13, 1998) and 24666 (September 25, 2000) (hereinafter collectively referred to as the “Select Sector SPDR Orders”); In the Matter of Barclays Global Fund Advisers, Investment Company Act Release Nos. 24451 and 24452, May 12, 2000 (hereinafter collectively referred to as the “iShares Order”); In the Matter of The Foreign Fund, Inc., et al., Investment Company Act Release No. 21803 (March 6, 1996) (the “WEBS Order”); In the Matter of CountryBaskets Fund, Inc.. et al., Investment Company Act Release No. 21802 (March 5, 1996) (the “CountryBaskets Order”); and In the Matter of PowerShares Exchange-Traded Fund Trust et al., Investment Company Act Release No. 25985 (March 28, 2003) (the “PowerShares Order”) respectively.

          In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted exemptive relief, identical to that requested herein, to index-based ETFs, is equally applicable to the Funds.

The relief requested by Applicants with respect to Sections 2(a)(32) and 5(a)(1) is virtually identical to the relief granted by the Commission in the (i) SPA Order; (ii) Claymore Order; (iii) First Trust Order, (iv) Fresco Order; (v) Nuveen6 Order; (vi) Viper Order; (vii) iShares Order; (viii) the Select Sector SPDR Order; (ix) the WEBs Order; (x) PowerShares Order; and (xi) Van Eck Order.

The relief requested with respect to Section 22(d) and Rule 22(c)-1 thereunder (relating to trading of Shares on an Exchange at prices determined by market forces) is virtually identical to the relief granted by the Commission in the (i) SPA Order; (ii) Claymore Order; (iii) First Trust Order; (iv) Fresco Order; (v) Nuveen Order; (vi) Vipers Order; (vii) the WEBS Order; (viii) the Select Sector SPDR Order; (ix) the iShares Order; (x) CountryBaskets Order; (xi) PowerShares Order; and (xii) Van Eck Order.

The relief requested with respect to Sections 17(a) and 17(b) of the 1940 Act is substantially similar to the exemptive relief granted by the Commission to (i) GMO Core Trust, In the Matter of GMO Core Trust, Investment Company Act Release No. 15415 (Nov. 14, 1986) (order) and is virtually identical to the exemptive relief granted in (i) SPA Order; (ii) Claymore Order, (iii) First Trust Order; (iv) the Fresco Order; (v) the Nuveen Order, (vi) the WEBS Order; (vii) the Select Sector SPDR Order; (viii) the iShares Order; (ix) CountryBaskets Order; (x) VIPER Order; (xi) PowerShares Order; and (xii) Van Eck Order.

The relief requested with respect to Section 22(e) is virtually identical to the exemptive relief granted by the Commission in the (i) WEBS Order, (ii) Fresco Order; (iii) Claymore Order and (iv) Van Eck Order.

The relief requested with respect to Sections 12(d)(1)(A) and (B) is substantially similar to the exemptive relief the Commission granted in the PADCO Order, the Second iShares Order, Claymore Order, the SPA Order and the Van Eck Order.

II.	APPLICANTS AND OTHER PRINCIPAL PARTIES

A.	General

The transactions contemplated by Applicants which are the subject of this Application involve establishing one or more registered investment companies. The Funds may be formed as separate trusts or as separate series of one or more trusts that utilize active management investment strategies.  Funds may invest in equity securities (“Equity Funds”) or fixed income securities (“Fixed Income Funds”) traded in U.S. markets (collectively, “Domestic Funds”) or securities traded on global markets (“Foreign Funds”).7

The Initial Fund will be organized as a separate series of the Trust. The Trust will be registered with the Commission as an open-end management investment company and will file a registration statement on Form N-1A with the Commission in respect of the Initial Fund it intends to offer.8

The Applicants expect that the Initial Fund will be a “Domestic Equity ETF.” The investment objective of the Domestic Equity ETF will be to seek long-term capital appreciation by investing primarily in U.S. equity securities. The Domestic Equity ETF will seek to meet its objective by normally investing at least 80% of its total assets in equity securities of companies domiciled in the U.S. and primarily listed on an Exchange. The board of directors or trustees of the Domestic Equity ETF may change the investment objective of the Domestic Equity ETF without shareholder approval. The Adviser will use qualitative and quantitative metrics to select securities for the Domestic Equity ETF that have growth potential within their issuers’ industries. Candidates for the portfolio will be ranked based on relative desirability using a wide range of financial criteria and will be regularly reviewed to assure that they continue to meet the ranking and desirability criteria. The Domestic Equity ETF’s portfolio may include common stocks, ETFs, exchange-traded products not registered as investment companies under the 1940 Act, preferred stocks (either convertible or non-convertible), direct equity interests in trusts, partnerships, joint ventures and other unincorporated entities or enterprises, and convertible debt instruments.

6 See:  Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (March 13, 2001)(notice) and 24930 (April 6, 2001)(order)(“Nuveen”).

7 Neither the Initial Fund nor any Future Fund will invest in option contracts, futures contracts, or swap agreements.

8 Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009) (“Release No. 28584”) before offering Shares.

Only Shares combined into one or more groups of a fixed number of Shares (e.g., 50,000 Shares, with each group of a specified number of individual Shares, collectively, a “Creation Unit”) will be redeemable. Each Fund will issue, on a continuous offering basis, its Shares only in Creation Units. Applicants expect that the initial price per Share of each Fund will fall in the range of $10 to $100.9 Accordingly, Applicants expect that the initial price of a Creation Unit will be between $500,000 (assuming the lowest price of $10 per Share) and $5,000,000 (assuming the highest price of $100 per share). Applicants have not yet established the initial value per Share for the Initial Fund.

The Trust, on behalf of the Initial Fund, will submit an application to list the Shares of the Initial Fund on an Exchange. Shares of Future Funds will be listed and traded individually on an Exchange. It is expected that one or more member firms of a listing Exchange will act as market makers for the Shares, whether or not “designated” as such by the Exchange (“Market Makers”) and maintain a market for Shares trading on the Exchange.10

Shares will not be individually redeemable; only Shares combined into Creation Units will be redeemable. Creation Units will not be listed or traded on an Exchange. Applicants intend that the NAV of the Shares will be established at a level convenient for trading purposes as discussed above.

Applicants believe this market-basket investment product must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption, if the intended objectives of the Funds are to be realized. In effect, the open-end structure of the Funds will permit efficiencies in pricing, be otherwise responsive to market needs and demands and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Finally, Applicants have determined that purchases and redemptions of Creation Units shall be made generally by means of an “in-kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described herein. This “in-kind” approach will minimize the need to liquidate securities held by a Fund (“Portfolio Securities”) to meet redemptions and to acquire Portfolio Securities in connection with purchases of Creation Units. “In-kind” purchases and redemptions will be made only in Creation Units.

B.	The Trust and the Initial and Future Funds

The Trust, which will be organized as a Delaware statutory trust, is an open-end management investment company. The Initial Fund will be a separate series of the Trust and will offer and sell Shares pursuant to a registration statement filed with the Commission under the 1940 Act and the Securities Act of 1933, as amended (the “Securities Act”).

9     Applicants believe that a conventional trading range will be between $10-$100 per Share and each Fund reserves the right to declare a stock split if the trading price over time exceeds such price.

10     If Shares are listed on NASDAQ, no particular Market Maker will be contractually obligated to make a market in Shares, although NASDAQ’s listing requirements stipulate that at least two Market Makers must be registered in Shares to maintain the listing. Registered Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions. No Market Maker or Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Section 2(a)(3)(A) and (C) of the Act due to ownership of Shares, as described below.

The Trust is overseen by a Board of Trustees (“Board”). The Future Funds will also be open-end management investment companies or series thereof whose activities are overseen by a Board.11

Although the Trust will be classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any individual Fund will be marketed or otherwise held out as an “open-end investment company” or a “mutual fund” in light of the features (described herein) that make them significantly different from what the investing public associates with a traditional mutual fund. Instead, as applicable, the Funds will be marketed as an “actively-managed exchange-traded fund,” “ETF,” “actively-managed ETF,” an “investment company,” a “fund,” or a “Trust” offering Shares.

Each of the Funds intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code of 1986, as amended (“Code”). Among other things, each Fund must meet certain diversification tests imposed by the Code in order to satisfy RIC requirements.

C.	The Initial Adviser and Sub-Advisers

The Initial Adviser will be the investment adviser to the Initial Fund and will, in each case, possess full discretionary investment authority with respect to the Initial Fund or discrete portions of the Initial Fund that includes the ability to appoint sub-advisers to the Initial Fund. The Initial Adviser is a Delaware limited liability company, with its principal office located at 10 High Street, Suite 701, Boston, Massachusetts 02110. The Initial Adviser will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act. Any Future Advisers to Future Funds will be registered as investment advisers under Section 203 of the Advisers Act.

An Adviser may manage a Fund itself or may appoint one or more other investment advisers pursuant to a sub-advisory agreement (each such other adviser, a “Sub-Adviser”).12 Applicants will file an application for an order of the Commission pursuant to Section 6(c) of the 1940 Act granting an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act to the extent necessary to permit an Adviser to employ a manager-of-managers arrangement, as described in that application, without approval by the vote of a majority of the outstanding securities of each Fund employing that arrangement.13  Each Sub-Adviser will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

Each Sub-Adviser may have a number of other clients, which may include open-end management investment companies that are registered under the 1940 Act, separately managed accounts for institutional investors, privately offered funds that are not deemed to be “investment companies” in reliance on Sections 3(c)(1), (3)(c)(7) or 3(c)(11) of the 1940 Act, and business development companies (collectively, “Client Accounts”).

D.	Distributor

Quasar Distributors, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202 acts as distributor for the Funds.  The Distributor is a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), and will serve as the principal underwriter and distributor of the Funds.  The Distributor will distribute shares on an agency basis.

11     The term Board as used in this Application includes the board of directors of any Fund, and, with respect to the requested Funds of Funds Relief, the board of directors or trustees of any Index Fund.

12     The Applicants have filed a separate application with the Commission for “manager of managers” relief to permit an Adviser to retain Sub-Advisers without obtaining a vote of shareholders to approve each Sub-Advisers’ advisory contract.

13     Applicants will also apply for an order under Section 6(c) of the 1940 Act exempting each Fund that employs the proposed manager-of-managers arrangement from certain disclosure obligations under forms and rules promulgated and administered by the Commission.

E.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

Each Fund will have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), dividend disbursing agent (“Dividend Disbursing Agent”) and may have a securities lending agent (“Securities Lending Agent”) of the Fund’s Portfolio Securities. The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the 1940 Act and the rules thereunder. The Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. As discussed below, subject to the approval of the Board, an affiliate of an Adviser may provide administration, custody, fund accounting, securities lending, transfer agency, and dividend disbursement services to the Funds.

F.	The Calculation Agent

An Adviser will enter into an agreement (“Calculation Agent Agreement”) with one or more unaffiliated parties to act as “Calculation Agent”.  The Calculation Agent is not, and will not be, an affiliated person, as such term is defined in the 1940 Act, or an affiliated person of an affiliated person, of the Funds, the Adviser, any Sub-Adviser, any promoter or Distributor.

G.	Capital Structure and Voting Rights; Book-Entry

Beneficial Owners (as defined below) of the Funds will have one vote for each of the Shares they own with respect to matters regarding the applicable Funds for which a shareholder vote is required consistent with the requirements of the 1940 Act and the rules promulgated thereunder and applicable state law.

Shares will be registered in book-entry form only and the Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”) or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of beneficial interests in such are referred to herein as “Beneficial Owners”) will be shown on the records of the DTC or DTC participants (“DTC Participants”). Beneficial Owners will exercise their rights in such securities indirectly through the DTC and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the DTC and the DTC Participants.

H.	Description of the Funds

Each Fund will offer Shares that will be listed on one or more Exchanges. No Fund’s listing Exchange will be affiliated with the Funds, the Adviser, the Sub-Adviser or the Distributor. The Shares will not be individually redeemable by the Fund but will trade on the Exchange as individual Shares.

I.	Management of the Funds

While each Fund will be managed by an Adviser and, if applicable, Sub-Advisers, each Fund’s Board will have overall responsibility for supervision of the Fund’s operations. The composition of the Board will be in compliance with the requirements of Section 10 of the 1940 Act.

J.	Exchange Listing

The Trust will list Shares of the Funds on the NYSE Arca, Inc., The Nasdaq Stock Market, Inc. or another Exchange. The Distributor will serve as principal underwriter only of the Creation Units. The principal secondary market for Shares will be the primary listing Exchange. Shares of the Funds will be traded on the Exchange in a manner similar to WisdomTree, Fidelity, PowerShares, Rydex, VIPERS, SPDRs, MidCap SPDRs, DIAMONDS, the iShares MSCI Series (formerly known as “WEBS”), Select Sector SPDRs, QQQs and iShares.

Applicants intend to satisfy all of the listing requirements necessary to maintain the Shares’ listing on the Exchange. This includes any minimum threshold requirements related to Beneficial Owners and any additional listing requirement the Exchange deems advisable. In addition, if a Fund ceases operation and terminates, the Exchange may remove the Shares of the Fund from listing and trading. As long as each Fund operates in reliance on the requested Order, Shares will be listed on an Exchange.

K.	Description of Purchase and Redemption Provisions

Shares will not be individually redeemable. Only Shares combined into one or more groups of a fixed number of Shares (each group of a specified number of individual Shares will be defined as a Creation Unit) will be redeemable. Creation Units will not be listed or traded. The Shares, however, will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities. Applicants intend that the initial NAV of the Shares will be established at a level convenient for trading purposes.

The Funds will have Shares listed on an Exchange. The Funds will comply with the terms and conditions of any order granted pursuant to this Application.

Finally, Applicants have determined that purchases and redemption of Creation Units shall be made generally by means of an “in-kind” tender of specified Portfolio Securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described herein. This “in-kind” approach will minimize the need to liquidate a Fund’s Portfolio Securities to meet redemptions and to acquire Portfolio Securities in connection with purchases of Creation Units and should permit closer tracking of the market price and NAV. “In-kind” purchases and redemptions will be made only in Creation Units.

1.	Portfolio Turnover

Applicants do not expect portfolio turnover to have any significant impact on the tax efficiency or portfolio transaction costs of the Funds because the Funds expect to issue and redeem Shares primarily in exchange for the in-kind creation and redemption of baskets of Portfolio Securities, thus minimizing the likelihood that portfolio turnover will lead to higher portfolio transaction costs and negative tax consequences. Certain funds may have higher turnover, which may lead to higher transaction costs and may have less favorable tax consequences.

2.	Fund Transparency

Applicants believe that investors will have a reasonable expectation that all exchange-traded funds will be designed to enable efficient arbitrage and, thereby, minimize the probability that Shares will trade at a significant premium or discount to the Fund’s NAV. Applicants have considered the level of transparency in Portfolio Securities necessary to allow for efficient arbitrage activity in the Shares.14

After considering a variety of alternatives, Applicants determined that the best approach to providing a level of transparency that permits efficient arbitrage without compromising the statutory and fiduciary responsibilities of the Adviser would be to provide full transparency of each Fund’s portfolio.

The NAV of each Fund will be calculated each day that the Funds are open for business, including as required by Section 22(e) under the 1940 Act (“Business Day”), as of the close of regular trading on the NYSE, generally 4:00 p.m. Eastern Time (the “Pricing Time”).15

14     See Concept Release at 13 (“[The] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio”).

15     Applicants note that each Fund will have in place procedures for the fair valuation of portfolio securities in calculating NAV.

Each Business Day, the Adviser will publish free of charge on its website or the applicable Fund’s website (or provide a link to another website that will publish free of charge) the identities and quantities of the Portfolio Securities for each Fund advised by the Adviser and each such Fund’s per Share NAV, last-traded price and the Bid/Ask Price (the “Bid/Ask Price” is the midpoint of the bid/ask spread as of the NAV calculation time), all as of the prior Business Day’s Pricing Time. The identities and quantities of the Portfolio Securities for each Fund may also be fully available through unaffiliated third-party data vendors, such as Reuters. The Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association16 an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Balancing Amount (as defined below).

Applicants are highly confident that the full publication of the Fund’s Portfolio Securities will enable Market Makers to maintain reasonable spreads between the bid and offer prices of the Fund’s Shares. Applicants do not believe that the Shares will persistently trade in the secondary market at a significant premium or discount in relation to the Fund’s NAV or that premiums or discounts will be greater than or last any longer than the temporary deviations between market price and NAV exhibited by actively-managed ETFs in today’s markets. Applicants believe that the full publication of the Fund’s Portfolio Securities on a daily basis will enable Market Makers to minimize bid/ask spreads, and that such spreads would fall within the range typically exhibited by actively-managed ETFs currently in the marketplace.

The Adviser and the Sub-Advisers have or will have adopted policies prohibiting their employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds.

L.	Sales of Shares

1.	General

The Funds will offer, issue and sell Shares to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund will be determined as of the Pricing Time. The Trust will sell and redeem Creation Units of each Fund only on a Business Day.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares of each Fund will be purchased in Creation Units in exchange for the “in-kind” deposit, by the purchaser, of a particular portfolio of securities (“Deposit Securities”), together with the deposit of a specified cash payment in the manner more fully described below.17 Likewise, for such reasons and to minimize liquidity problems, it is presently expected that redemptions of Creation Units generally will be made by each Fund through delivery of a particular portfolio of securities (“Redemption Securities”) and a specified cash payment in the manner more fully described below. Such an “in-kind” policy will minimize portfolio turnover and brokerage expenses.18

16     The Consolidated Tape Association (CTA) oversees the dissemination of real-time trade and quote information in New York Stock Exchange listed securities.

17     Deposit Securities and Redemption Securities either (a) will correspond pro rata to the Portfolio Securities of a Fund, or (b) will not correspond pro rata to the Portfolio Securities, provided that the Deposit Securities and Redemption Securities 1) consist of the same representative sample of Portfolio Securities designed to generate performance that is highly correlated to the performance of the Portfolio Securities, 2) consist only of securities that are already included among the existing Portfolio Securities, and 3) are the same for all Authorized Participants on a given Business Day. In either case, a basket of Deposit Securities and a basket of Redemption Securities (and a true pro rata slice of the Portfolio Securities) may differ solely to the extent necessary (a) because it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, (b) because, in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots, or (c) for temporary periods, to effect changes in the Portfolio Securities as a result of the rebalancing of an Underlying Index. A tradeable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

18     As discussed above, the Adviser, the Sub-Adviser and the Distributor will each adopt a Code of Ethics (as required under Rule 17j-1 under the Act and Rule 204-2 under the Advisers Act) that will contain provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-l) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser and the Sub-Adviser will adopt Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act that are reasonably designed, taking into account the nature of their business, to prevent the misuse of material non public information in violation of the Advisers Act or Exchange Act or the rules or regulations thereunder.

The Fixed Income Funds may substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security of a Fund that is a “to-be-announced transaction” or “TBA Transaction”. A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.19

The Funds may also permit, in their sole discretion, an “in-kind” purchaser to substitute cash-in-lieu of depositing some or all of the requisite Deposit Securities. In order to preserve maximum efficiency and flexibility, the Funds reserve the right to determine in the future that Shares of one or more Funds may be purchased in Creation Units on a cash basis. However, any decision to permit cash purchases of Creation Units, would be based on a determination by a Fund, the Adviser or the Sub-Adviser that such method would reduce the Fund’s transaction costs or would enhance the Fund’s operating efficiency. Applicants expect this would happen only in limited circumstances.

Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing Beneficial Owners. Hence, each Fund may impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. In those instances in which a Fund permits an “in-kind” purchaser to substitute cash-in-lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the “cash-in-lieu” portion of its investment to cover the cost of purchasing the necessary Deposit Securities, including operational processing and brokerage costs, foreign exchange and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities. The exact amounts of such Transaction Fees will be determined separately for each Fund and may vary over time.

The amount of the maximum Transaction Fee for each Fund will be set separately. Variations in the Transaction Fees may be imposed from time to time in accordance with Rule 22d-1 under the 1940 Act. From time to time and for such periods as the Adviser or the Sub-Adviser in its sole discretion and depending upon who constructs the Creation Units may determine, the Transaction Fees for purchases or redemptions of Creation Units for any Fund may be increased, decreased or otherwise modified. Such Transaction Fees will be limited to amounts that have been determined by the Fund to be appropriate and will take into account operational processing costs associated with the recent Deposit Securities and Redemption Securities of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party”, i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission or (2) a Participant in the DTC, which, in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. As described below, the Distributor will be responsible for transmitting orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order that is not submitted in proper form. Subsequent to the acceptance of an order to purchase Creation Units, upon delivery of the requisite Deposit Securities and Balancing Amount (as defined below), the Distributor will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the entity placing the order in the manner described below. The Distributor also will be responsible for delivering the Fund’s prospectus (“Prospectus”) to those persons acquiring Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Funds to implement the delivery of Shares. The Distributor may delegate certain administrative tasks to the Administrator or another service provider.

19     Applicants expect that a cash-in-lieu amount would replace any TBA transaction that is listed as a Deposit Security or Redemption Security of any Fund.

2.	Payment Requirements for Creation Units

Payment with respect to Creation Units placed through the Distributor will be made by the purchasers generally by an “in-kind” deposit with the Fund of the Deposit Securities together with an amount of cash specified by the Adviser or the Sub-Adviser, depending upon who constructs the Creation Units in the manner described below (“Balancing Amount”). The Balancing Amount is an amount equal to the difference between (1) the NAV (per Creation Unit) of a Fund and (2) the total aggregate market value (per Creation Unit) of the Deposit Securities.

The deposit of the requisite Deposit Securities and any Balancing Amount are collectively referred to herein as a “Portfolio Deposit”. The Fund will make available on each Business Day, before the opening of trading on the listing Exchange, the list of the names and the required number of shares of each Deposit Security included in the current Portfolio Deposit and Balancing Amount (based on information at the end of the previous Business Day) for the relevant Fund. Such Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount, as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Portfolio Deposit composition is made available.

In addition, each Fund reserves the right to permit or require the substitution of an amount of cash (i.e., a “cash-in-lieu” amount) to be added to the Balancing Amount to replace any Deposit Security that: (1) may be unavailable or not available in sufficient quantity for delivery to the Trust upon the purchase of Creation Units, (2) may not be eligible for transfer20 through the Shares Clearing Process (as defined below) or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. When such cash purchases of Creation Units are made available for a Fund, they will be effected in essentially the same manner as “in-kind” purchases of Shares. In the case of a cash purchase of Creation Units, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an “in-kind” purchase, plus the same Balancing Amount required to be paid by an “in-kind” purchaser. Trading costs, operational processing costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities would be incurred by such Fund and would affect the value of all Shares. To avoid such costs, the Fund, the Adviser or the Sub-Adviser, depending upon who constructs the Creation Units, are empowered to adjust the relevant Transaction Fee to (a) defray any trading costs, operational processing costs and brokerage commissions associated with a cash purchase of Creation Units and (b) prevent shareholder dilution.

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for an order placed through the Distributor of any Creation Unit(s) of Shares of any Domestic Fund must either: (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units (such process being referred to herein as the “Shares Clearing Process”) or (2) deposit Portfolio Deposits with the Fund “outside” the Shares Clearing Process through the facilities of DTC. This latter process, which is a DTC manual clearing process, is available to all DTC Participants; because it involves the manual line-by-line movement of (potentially) hundreds of securities positions, its usage generally costs a Fund more than the Shares Clearing Process to settle a purchase or redemption of a Creation Unit. With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below.

20     Applicants are not aware of any company securities which are currently unavailable for DTC transfer and hence ineligible for transfer through the Shares Clearing Process (defined below).

The Shares Clearing Process is not currently available for purchases or redemptions of Foreign Funds. Accordingly, Authorized Participants making payment for orders of Creation Units of Foreign Funds must have international trading capabilities and must deposit the Portfolio Deposit with the Fund “outside” the Shares Clearing Process through the relevant Fund’s Custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Foreign Fund will operate as follows. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the order cut-off Time on the Transmittal Date. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and Custodian. Once the Custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Foreign Fund. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Deposit Securities (or the cash value of all or a part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustments as determined by the Fund. Deposit Securities must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the 1940 Act. Once sub-custodians confirm to the Custodian that the required securities have been delivered, the Custodian will notify the Adviser and Distributor. The Distributor will then deliver a confirmation and Fund Prospectus to the purchaser.

Except as described below, Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Securities of Equity Funds. The Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other exchange-traded funds that invest in fixed income securities.21 Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Securities and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Securities and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.22 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.

The securities and the number of shares of the Deposit Securities required for the Portfolio Deposit for each Fund will change as rebalancing adjustments and corporate action events are reflected from time to time by the Adviser or Sub-Adviser, depending upon who constructs the Creation Units, in light of the investment objective of such Fund. Applicants reserve the right to permit or require a purchasing investor to substitute an amount of cash to replace any prescribed Deposit Security.23 Substitution of cash might be permitted or required, for example, because one or more Deposit Securities: (1) may be unavailable, or may not be available in the quantity needed to make a Portfolio Deposit; (2) may not be eligible for transfer through the NSCC Process; or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of the Portfolio Deposit are expected to be immaterial, and in any event, the Adviser or Sub-Adviser, depending upon who constructs the Creation Units, may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.

21     See In the Matter of Barclays Global Fund Advisers, et al., Investment Company Act Release No. 25622 (June 25, 2002), as amended.

22     Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

23     In certain circumstances, an investor that tenders a non-conforming basket of Deposit Securities may be required to purchase Creation Units through the DTC Process because the NSCC Process can only handle non-conforming deposits in specified situations.

All orders to create Creation Units, whether through or “outside”, the Shares Clearing Process, must be received by the Distributor no later than the Order Cut-Off Time (as defined below), in each case on the date such order is placed (“Transmittal Date”) in order for creation of the Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. Currently, in the case of custom orders,24 the order must be received by the Distributor, no later than 3:00 p.m. ET. On days when an Exchange or the bond markets close earlier than normal, Fixed Income Funds may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. ET. The procedures for making payment through and “outside”, the Shares Clearing Process are discussed below.

3.	Placement and Acceptance of Creation Unit Purchase Orders

To initiate an order for a Creation Unit of any particular Fund, an Authorized Participant must give notice to the Brokers, including but not limited to the Distributor, of its intent to submit such an order to purchase not later than the order cut-off time designated as such in the Participant Agreement (“Order Cut-Off Time”) on the relevant Business Day. The Order Cut-Off Time for purchases of Shares of each Fund normally will be the same time that the Fund calculates its NAV and is currently expected to be 4:00 p.m. ET, but a Fund may designate an Order Cut-Off Time in advance of the time that the Fund calculates its NAV. Once the Brokers receive a notice of an intent to submit an order, the Brokers shall cause the Adviser or the Sub-Adviser (depending upon who constructs the Creation Units) and the Custodian to be informed of such notice.

4.	Purchases Through the Shares Clearing Process

An entity purchasing Creation Units may use the Shares Clearing Process that has been designed to provide trade instructions and the transfer of the requisite Portfolio Deposit to the Fund, along with the appropriate Transaction Fee. Upon the deposit of such Portfolio Deposit in payment for such Creation Units placed through the Brokers, such Shares will be delivered to the purchaser thereof.

5.	Purchases “Outside” the Shares Clearing Process

An entity purchasing Creation Units “outside” the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Security and hence will be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Shares Clearing Process. Upon the deposit of the requisite Portfolio Deposit in payment for Creation Units placed through the Brokers, such Creation Units will be delivered to the purchasers thereof.

An Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to the Fund, immediately available or same-day funds estimated by the Fund to be sufficient to pay the Balancing Amount next-determined after acceptance of the purchase order together with the applicable purchase Transaction Fee. Any excess funds will be returned following settlement of the issue of the aggregation of a Creation Unit.

Subject to the conditions that (a) a properly completed irrevocable purchase order has been submitted by an Authorized Participant (either on its own or another investor’s behalf) not later than the Order Cut-Off Time on the Transmittal Date, and (b) arrangements satisfactory to the Fund are in place for payment of the Balancing Amount and any other cash amounts that may be due, the Fund will accept the order, subject to its right (and the right of the Distributor, the Adviser and the Sub-Adviser depending upon who constructs the Creation Units) to reject any order not submitted in proper form.

24     A custom order may be placed by an Authorized Participant in the event that the Fund permits the substitution of an amount of cash to be added to the Balancing Amount to replace any Deposit Security that may not be (a) available in sufficient quantity for delivery or (b) be eligible for trading by such Authorized Participant or the investor for which it is acting.

Once the Fund has accepted an order, upon the next determination of the NAV per Share of the relevant Fund, the Fund will confirm the issuance, against receipt of payment, of a Creation Unit of such Fund at such NAV per Share. The Brokers will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of the Deposit Securities and the payment of the Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant despite the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral.

6.	Rejection of Creation Unit Purchase Orders

As noted above, the Brokers or the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor or other Brokers for any reason, and will typically reject a purchase order if:

(i)	the purchaser or group of related purchasers, upon obtaining the Creation Units of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(ii)	the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes;

(iii)	the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(iv)	the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

(v)
there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

M.	Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. In addition, Shares are available for purchase or sale on an intra-day basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange, therefore, may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor, other Brokers or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Balancing Amount, will be features of the Fund that will be particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.

Applicants note that the pricing of Shares by means of bids and offers on an Exchange in the secondary market is no longer novel. Applicants are aware of the marketing success of PowerShares, Rydex, SPDRs, MidCap SPDRs and Select Sector SPDRs, the individual securities of which have been traded on the NYSE Arca, but which also permit on a continuous basis the redemption of specified aggregations of such individual securities. It is apparent to Applicants that an exchange-traded open-end investment company that provides a daily redemption feature affords significant possible benefits for many types of investors.

N.	Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Fund. Redemption orders must be placed by or through an Authorized Participant. Creation Units will be redeemable at NAV per Share next determined after receipt of a request for redemption by the Fund. The Fund will have, pursuant to its organizational documents, the right to make redemption payments with respect to a Fund in cash, “in-kind”, or in any combination of both, provided the value of its redemption payments, on a Creation Unit basis, equal the NAV times the appropriate number of Shares of such Fund. Applicants currently contemplate that Creation Units of each Fund generally will be redeemed principally “in-kind” (together with a possible Cash Redemption Payment), as described below, except in certain circumstances, discussed below, in which Creation Units may be redeemed in exchange for cash.

Except with respect to certain Funds that invest in foreign securities (as discussed below), consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act. Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Redemption Securities and any Cash Redemption Payment (as defined below) in effect on the date a request for redemption is made.25

The Adviser or Sub-Adviser, depending upon who constructs the Creation Units, will publish daily the list of Redemption Securities that a redeemer will receive from the Fund. Applicants expect that the Deposit Securities and Redemption Securities will consist of a pro rata basket of the Fund’s portfolio. The Deposit Securities may differ from the Redemption Securities under the circumstances described above.26 The Fund will also deliver to the redeeming shareholder in cash the “Cash Redemption Payment,” which on any given Business Day will be an amount calculated with respect to the Redemption Securities in the same manner as the Balancing Amount is calculated with respect to Deposit Securities, although the actual amount may differ if the Redemption Securities are not identical to the Deposit Securities applicable for Creation Units on the same day. To the extent that the Redemption Securities have a value greater than the NAV of the Shares being redeemed, a cash payment equal to the differential will be paid by the redeeming shareholder to the Fund. The Fund may also make redemptions in cash, in lieu of transferring one or more Redemption Securities to a redeemer, if the Fund determines that such method is warranted. This could occur, for example, when a redeeming shareholder is restrained by regulation or policy from transacting in certain Redemption Securities, such as the presence of such Redemption Securities on a redeeming investment banking firm’s restricted list.

25     In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of Shares of the Trust or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s or Future Funds’ organizational documents will provide that the Board will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board of the Trust or the Future Funds in their sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust or Future Funds might elect to pay cash redemptions to all Beneficial Owners, with an “in-kind” election for Beneficial Owners owning in excess of a certain stated minimum amount.

26     The circumstances under which the Deposit Securities may differ from the Redemption Securities, and either may differ from a pro rata slice of the Portfolio Securities, are described fully in footnote 33.

Redemption of Creation Units will be subject to a cash Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the Shares Clearing Process or “outside” the Shares Clearing Process through the facilities of DTC. As discussed with respect to purchases, a redeeming shareholder will pay a Transaction Fee to offset a Fund’s operational processing costs and other similar costs incurred in transferring the Redemption Securities from its account to the account of the redeeming investor. An entity redeeming Creation Units “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Shares Clearing Process. In addition, an entity redeeming Shares that receives cash-in-lieu of one or more Redemption Securities may be assessed a higher Transaction Fee on the “cash-in-lieu” portion to cover the costs of selling such Redemption Securities, including trading costs, brokerage commissions, and all or part of the spread between the expected bid and offer side of the market relating to such Redemption Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a “cash-in-lieu” portion.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor or other Brokers on behalf of the Fund by the time that the Fund calculates its NAV on the date such redemption request is submitted, the Distributor or other Brokers will nonetheless accept the redemption request in reliance on an undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Fund, to purchase the missing Shares or acquire the Deposit Securities and the Balancing Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Fund acquiring such Shares, Deposit Securities or Balancing Amount and the value of the collateral.

A redemption request outside the Shares Clearing Process will be considered to be in proper form if (a) a duly completed request form is received by the Distributor or other Brokers from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by a Fund (currently expected to be 4:00 p.m. ET) and (b) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit of a Fund being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for a Redemption Security.

When redeeming a Creation Unit of a Foreign Fund and taking delivery of Redemption Securities in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Securities are customarily traded. If neither the Authorized Participant nor the redeeming investor has appropriate arrangements in place and is not able to make such arrangements, or if it is otherwise not possible to deliver Redemption Securities in certain jurisdictions, the Fund may use its discretion to redeem Creation Units for cash.

Settlement of redemptions for Foreign Funds will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days, rather than seven (7) calendar days for Foreign Funds, in certain circumstances, during the calendar year.

O.	Qualification as a Regulated Investment Company

Each Fund intends to qualify for and to elect treatment as a RIC for U.S. federal income tax purposes, with the result that each Fund effectively will be treated as if it were a separate registered investment company and will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

The Funds will have the right to reject an order for purchase of Creation Units upon an “in-kind” deposit of Deposit Securities if the purchaser (or a group of related purchasers) would, upon obtaining the Shares so ordered, own 80 percent or more of the outstanding Shares of a given Fund and if, in consequence, pursuant to Section 351 of the Code, the respective Fund would have a basis in the Deposit Securities different from the market value of such Deposit Securities on the date of deposit. Each Fund will have the right to require and rely upon information necessary to determine beneficial ownership of Shares for purposes of the 80 percent determination or in lieu of this, accept a certification from a broker-dealer that is a member of the Fund’s listing Exchange, that the cost basis of the Deposit Securities is essentially identical to their market value at the time of deposit.

P.	Dividends, Distributions and Tax

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a quarterly basis. Dividends will be paid to Beneficial Owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act.

Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to Beneficial Owners of Shares. Dividend payments will be made through the DTC and the DTC Participants to Beneficial Owners on the record date with amounts received from each Fund.

Each Fund (a) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains and (b) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code. A Fund’s Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

Q.	Dividend Reinvestment Service

The Funds will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual brokers may make a dividend reinvestment service available to their clients. Shares acquired pursuant to such dividend reinvestment service will be held by the Beneficial Owners in the same manner and subject to the same terms and conditions as for other Shares owned by the Beneficial Owners. Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.

R.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of any Fund are contemplated. As indicated above, each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Creation Units of its Shares. However, investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. The Funds will be authorized to implement a plan pursuant to Rule 12b-1 under the 1940 Act of up to 25 basis points for each of the Funds, calculated on the average daily NAV of each Fund.

S.	Shareholder Reports

The Fund will furnish to the DTC Participants for distribution to the Fund’s Beneficial Owners with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions. The Funds will also furnish to the DTC Participants, for distribution to Beneficial Owners, the Fund’s annual report containing audited financial statements, as well as copies of its semi-annual shareholder report (together, “Shareholder Reports”).

T.	Availability of Information

Applicants believe that a great deal of information will be available to prospective investors about the Funds. The applicable website, which will be publicly available prior to the public offering of Shares, will include, or will include links to, the current Prospectus for each Fund that may be downloaded. Additionally, the applicable website will include, or will include links to, the current Summary Prospectus,27 if any, the Fund’s statement of additional information (“SAI”), and most recent annual and semi-annual reports to shareholders. The applicable website will include, or will include links to, additional quantitative information updated on a daily basis, including, for each Fund, (1) daily trading volume, the prior Business Day’s reported closing price, NAV and Bid/Ask Price, and a calculation of the premium and discount of the Bid/Ask Price against the NAV, and (2) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.28 The applicable website and information will be publicly available at no charge. In addition, the NAV for each Fund will be calculated and disseminated daily.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information will be published daily and available for publication by various media of general circulation, including, but not limited to newspapers. As previously stated, the Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Balancing Amount. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

The end-of-day values of any Foreign Fund will be adjusted to reflect currency exchange rates at the end of each Business Day.

U.	Sales and Marketing Materials

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds on the one hand, and a traditional “open-end investment company” or “mutual fund”, on the other hand. Although the Trust is classified and registered under the 1940 Act as an open-end management investment company, no Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, as applicable, each Fund will be marketed as an “actively-managed exchange-traded fund,” “actively-managed ETF” or “ETF.” To that end, the designation of Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). In addition, each Fund’s advertising material will prominently disclose, as applicable, that the Fund is an “actively-managed exchange-traded fund,” or “actively-managed ETF.” All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on the Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with investor educational materials issued or circulated in connection with the Shares.

27     As defined in IC Rel. No. 28584, Enhanced Disclosure and New Prospectus Delivery Option for Registered Open–End Management Investment Companies (Jan. 13, 2009).

28     Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

After a Fund’s Shares have traded for 12 months or more, any advertising or sales literature will provide supplementary information on market premiums or discounts relative to the NAV to enable present Beneficial Owners and prospective investors to evaluate the relative desirability of the Shares’ intraday marketability versus a conventional mutual fund’s redeemability at every trading day’s closing NAV.

The primary disclosure document with respect to the Shares is the Prospectus or Summary Prospectus, if any. As with all investment company securities, the purchase of Creation Units will be accompanied or preceded by a statutory Prospectus or Summary Prospectus.29 In addition, a statutory Prospectus or Summary Prospectus will accompany each secondary market trade of the Shares.

The Distributor, in its capacity as principal underwriter and distributor, will coordinate the production and distribution of the Prospectus or Summary Prospectus to broker-dealers, including the Brokers. It will be the responsibility of the Brokers or other broker-dealers to ensure that a Prospectus or Summary Prospectus is provided to each secondary market purchaser of Shares who is a customer of such Brokers or other broker-dealers. The Funds will provide copies of their Shareholder Reports to DTC Participants for distribution to Beneficial Owners. The above policies and format will also be followed in all reports to Beneficial Owners.

A Fund may choose to reject a purchase order at the discretion of the Fund.

V.	Procedure by Which Shares Will Reach Investors: Disclosure Documents

Based on the experience of existing exchange-traded funds, including index-based ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund.

One category is the institutional investor that desires to invest a portion of its portfolio in the type of Portfolio Securities held by the relevant Fund and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should the investor wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs (as discussed below).

The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on an Exchange versus the Fund’s NAV. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to a Fund’s NAV.

Lastly, Applicants observe that Market Makers, acting in the role of providing a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with its (their) market-making activities on the floor of the Exchange.

29     Pursuant to Rule 498, to the extent that a Summary Prospectus is delivered, the statutory prospectus will be provided online, and will be sent upon request. Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus and/or Summary Prospectus (until such Prospectus and/or Summary Prospectus (if any) is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a Sale on such Exchange, is satisfied by the fact that the Prospectus, Summary Prospectus (if any) and SAI are available at such Exchange upon request.

In the above examples, those who purchase Creation Units of a Fund may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares of a Fund will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in securities.

As described above, Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. For example, a broker-dealer firm and/or its customer may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.

The Distributor or its affiliates will act as coordinator in connection with the production and distribution of such materials to the Brokers and other broker-dealers and will generally make known among the broker-dealer community that a current version of such Prospectus, Summary Prospectus (if any) and SAI may be obtained through the Distributor or the Brokers. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor.

Additionally, the Distributor will arrange to deliver the Prospectus, Summary Prospectus (if any) and SAI to the Exchange, where they will be available for review by investors.

III.	IN SUPPORT OF THE APPLICATION

A.	Summary of the Application

Applicants seek an order from the Commission (1) permitting shares of the Funds to trade on an Exchange at negotiated market prices rather than at NAV; (2) permitting Shares to be redeemable in large aggregations only; (3) permitting the payment or satisfaction of redemptions by Foreign Funds to be provided in periods exceeding seven calendar days up to a maximum of fourteen calendar days under certain circumstances; (4) permitting certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of the Shares; (5) permitting Funds of Funds to acquire Shares of the Funds and shares of the Index Funds beyond the limitations in Section 12(d)(1)(A); and (6) permitting the Funds and Index Funds, any principal underwriter for a Fund or an Index Fund, and any Broker to sell Shares of a Fund or shares of an Index Fund, as the case may be, to a Fund of Funds beyond the limitation in Section 12(d)(1)(B), as more fully set forth below.

The exemptive relief specified below is requested pursuant to Section 6(c) of the 1940 Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the 1940 Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of… [the 1940 Act].

Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Shares would provide: (a) increased investment opportunities that should encourage diversified investment; (b) in the case of individual tradable Shares, an investment vehicle for small and middle-sized accounts of individuals and institutions that would be available at on demand intra-day prices rather than only closing prices; (c) a security that should be freely available in response to market demand; (d) competition for comparable products available in both foreign and U.S. markets; (e) the ability to facilitate the implementation of diversified investment management techniques; and (f) a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the 1940 Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”30 The Shares would provide to both retail and institutional investors new exchange-traded investment company products representing interests in the type of highly liquid Portfolio Securities held by the Funds. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. Applicants have concluded that “in-kind” redemption of Creation Units of the Funds to the maximum extent practicable, as described herein, is essential in order to minimize costs and taxes for investors, avoid the need to buy or sell Portfolio Securities in order to permit the maximum amount of resources of each Fund to be invested in the Fund’s Portfolio Securities.

With respect to the exemptive relief specified below regarding Section 17(a)(1) and 17(a)(2) of the 1940 Act, relief is also requested pursuant to Section 17(b) of the 1940 Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned … and the proposed transaction is consistent with the general purposes of [the 1940 Act].

The sale and redemption of Creation Units of each Fund is on the same terms for all investors. Creation Units will be sold and redeemed at the Fund’s NAV per Share. The Portfolio Deposit for a Fund will be based on a standard applicable to all investors and will be valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the standards for relief under Section 17(b) of the 1940 Act because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units: (a) are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) are consistent with the policies of the Funds; and (c) are consistent with the general purposes of the 1940 Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the 1940 Act.

B.	Benefits of the Proposal

The typical exchange-traded fund allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy due to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a portion of the broader market that investors may want to incorporate into their portfolio. The popularity of QQQs, iShares, SPDRs, MidCap SPDRs, DIAMONDS, and Select Sector SPDRs, all of which are basket products, is ample evidence of the fact that a basket structure has proven attractive to investors.

1.	Intra-Day Trading

Traditional open-end mutual funds do not provide investors the ability to trade throughout the day. Shares, which will be listed on the Exchange, will trade throughout the Exchange’s regular trading hours. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Creation Units, which should help ensure that Shares will not trade at a material discount or premium in relation to a Fund’s NAV, in marked contrast to closed-end investment companies. The continuous ability to purchase and redeem Creation Units also means that Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.

30     “Request for Comments on Reform of the Regulation of Investment Companies,” IC Rel. No. 17534 (June 15, 1990), at 84.

2.	Maintaining a Competitive Position in the Global Securities Markets

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles, such as those to be offered by the Trust, will provide global investors new opportunities for investment. Applicants believe that by providing a wide range of investors with actively-managed exchange-traded funds the proposed Funds will benefit the markets.

C.	The Product Does Not Raise Concerns

1.	Structure and Operation of the Funds

Applicants believe that the structure and operation of the Funds will be very similar to that of the actively-managed ETFs discussed in this Application. As discussed below, the liquidity of each Fund’s Portfolio Securities, the full transparency of the Fund’s Portfolio Securities, as well as the information displayed on the applicable website, will ensure an effective arbitrage mechanism. Consequently, Applicants have every expectation that the Funds will operate very similarly to actively-managed ETFs currently trading in the secondary market.

a.	Portfolio Transparency, “Front Running” and “Free Riding”

As discussed throughout this Application, the information about each Fund’s Portfolio Securities will be public. In addition, the current value of the Portfolio Deposit, on a per Share basis, will be disseminated at 15 second intervals throughout the day. Further, the identity of Deposit Securities, and Redemption Securities, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with actively-managed ETFs.

Applicants believe that the disclosure of each Fund’s Portfolio Securities will not lead to “front running” any more than is the case with ETFs now trading. Given the highly liquid nature of the Fund’s Portfolio Securities, Applicants believe that it is unlikely that the announcement of the identities and quantities of the Funds’ Portfolio Securities will lead to any market disruption. In addition, the Conflict Policies and Procedures and Codes of Ethics of the Adviser and the Sub-Advisers should prevent front-running. Similarly, Applicants believe that the frequent disclosures of each Fund’s Portfolio Securities would not lead to “free riding” (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with index-based ETFs now trading.

b.	Liquidity of Portfolio Securities

Applicants expect that the Portfolio Securities held by each Fund will be liquid. Therefore, Applicants believe that Authorized Participants and arbitrageurs will have a ready ability to transact in the Funds’ Portfolio Securities and to hedge or synthetically accumulate, and hence that the arbitrage opportunities offered by the Funds will be the same or as robust as those offered by index-based ETFs.

c.	Arbitrage Mechanism

Applicants believe that (i) the arbitrage opportunities offered by the Funds will be the same as those offered by existing ETFs and (ii) the secondary market prices of the Shares will closely track their respective NAVs. The Commission has granted exemptive relief to index-based ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such index-based ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of index-based ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by index-based ETFs.

Applicants have every reason to believe that the design and structure of the Funds and transparency of each Fund’s Portfolio Securities will result in an arbitrage mechanism as efficient and robust as that which now exists for index-based ETFs. In light of the full portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s Portfolio Securities.

2.	Investor Uses and Benefits of Products

As described above, Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. These benefits include flexibility, tradability, availability, certainty of purchase price, reduced direct and indirect costs, and tax efficiencies. Also of interest to investors will be the relatively low expense ratios of the Funds as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure and compliance costs. The last important benefit is that investors will have access to extensive information regarding the Portfolio Securities of each Fund, and Deposit and Redemption Securities. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners, investment advisers and broker-dealers, among others, and will enhance general market knowledge about each Fund’s Portfolio Securities as well as the performance of its Adviser and Sub-Adviser. Applicants will make every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will know when changes in each Fund’s Portfolio Securities are made and information about such changes will be made available to all investors at the same time. In addition, neither the Adviser nor Sub-Adviser will have any latitude to change or specify certain Deposit or Redemption Securities to favor an affiliate or any other person.

3.	The Commission Should Grant the Exemptive Relief Requested

Applicants submit that the benefits offered to potential investors are varied and useful, and that the Funds are natural candidates for the requested relief. Based on the foregoing, Applicants respectfully request the relief set forth below.

IV.	REQUEST FOR ORDER

A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the 1940 Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the 1940 Act as:

any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such Shares is that the terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request the Order to permit the entity issuing Shares to register as an open-end management investment company (or remain so-classified if a Fund is created in an extant open-end registered management investment company) and issue Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, Applicants expect that the market price of individual Shares will not vary much from NAV. Historical data relating to other exchange-traded funds trading on the NYSE and other Exchanges support this view.

The Commission is authorized by Section 6(c) of the 1940 Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the 1940 Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

The relief requested and the structure described in this Application are very similar to that granted by the Commission in the WisdomTree Order, Fidelity Order, Rydex ETF Order, the PowerShares Order, the FRESCO Order, the ETF Advisers Order, the iShares Orders, the Select Sector SPDR Order, the CountryBaskets Order, the MSCI iShares Order and the Russell Order, permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. Similarly, in the SuperTrust Order, the Commission granted relief under Section 4(2) of the 1940 Act, permitting the SuperUnits, as described therein, issued by a unit investment trust, to be separated into non-redeemable components, the “SuperShares.” Again, in the SPDR Order, the Commission granted relief under Section 4(2) of the 1940 Act to permit redeemable “Creation Unit” aggregations of SPDRs issued by a unit investment trust to be traded individually on an exchange without the benefit of redemption accorded such “Creation Unit” aggregations.31 Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the 1940 Act, are the same issues raised in the applications for the above-mentioned orders and merit the same relief.

While Applicants recognize that the potential for more significant deviations between a security’s closing price and NAV exists with actively managed ETFs, that is not the case here since each Fund’s portfolio holdings will be fully transparent.  As noted above, each Fund intends to disclose on its website on each Business Day, before commencement of trading of Shares on the Exchange, the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.  Since market participants will be aware, at all times, of each Fund’s Portfolio Securities and other assets which form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of index-based ETFs.  Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion.  Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Creation Units will always be redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity and continuous disclosure. As noted above, on each Business Day, before commencement of trading in Shares on the Fund’s listing Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund’s Portfolio Securities and other assets that form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of index-based ETFs. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the transaction costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit will outweigh the benefits of redemption.

31     See also the MidCap Order, the Diamonds Order and the Nasdaq-100 Trust Order.

As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the 1940 Act, which permits the Commission to deal with situations not foreseen when the 1940 Act came into effect in 1940. Applicants believe that the Shares of each Fund may be issued and sold on a basis consistent with the policies of the 1940 Act and without risk of the abuses against which the 1940 Act was designed to protect. Applicants further believe that providing exemptive relief to the Trust in order to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the 1940 Act, and, accordingly, Applicants hereby request that this Application for an order of exemption be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the 1940 Act provides in part, that:

[n]o registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus …

Rule 22c-1 provides in part that:

[n]o registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on an Exchange and the Market Makers will maintain a market for such Shares. Secondary market transactions in Shares occurring on an Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from32 the primary listing Exchange at all times on the basis of the current bid/offer price. In addition, Applicants will maintain, or employ a third-party vendor to maintain, a website that will include the Prospectus and SAI, the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an order under Section 6(c) of the 1940 Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Exchange at prices based on bid/ask prices, rather than the NAV per Share of the relevant Fund.

32     Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.33 The proposing release to Rule 22c-2 notes that Rule 22c-1 “requires that each redeeming shareholder receive his pro rata portion of the fund’s net assets.”34

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.35 Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

With respect to the third possible purpose of Section 22(d), Applicants believes that the proposed distribution system will be orderly, because anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing or selling them on an Exchange or by creating or selling an accumulated Creation Unit (subject to certain administrative conditions); therefore, no shareholder should have an advantage over any other shareholder in the purchase or sale of such Shares. Moreover, other clients of the Adviser and any Sub-Adviser will not have a trading advantage or other advantage over other investors because they will not receive any information on changes in a Fund’s Portfolio Securities prior to the public disclosure thereof. In addition, secondary market transactions in Shares of a Fund should generally occur at prices at or close to NAV. If the prices for Shares of a Fund should fall below the proportionate NAV of the underlying Fund assets, an investor need only accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Thus, competitive forces in the marketplace should ensure that the margin between NAV and the price for Shares in the secondary market remains narrow.

Applicants believe that the nature of the markets in the Funds’ Portfolio Securities will be the primary determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Securities held in a given Fund. Applicants believe that the ability to execute a transaction in Shares at an intra-day trading price has, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would purchase and sell Shares in reliance on the efficiency of the market.

On the basis of the foregoing, Applicants believe (1) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (2) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the 1940 Act. Accordingly, Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

33     See Exemption from Section 22(d) to Permit the Sale of Redeemable Securities at Prices that Reflect Different Sales Loads, (Proposing Release) IC Rel. No. 13183 (April 22, 1983).

34     See Mandatory Redemption Fees for Redeemable Fund Securities (Proposing Release), IC Rel. No. 26375A (Mar. 5, 2004).

35     The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) “in-kind” deposits made by creating entities and “in-kind” distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing Beneficial Owners.

C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Section 17(a) of the 1940 Act pursuant to Sections 6(c) and 17(b) of such Act to allow certain affiliated persons, and affiliated persons of affiliated persons (“Second-Tier Affiliates”) to effectuate purchases and redemptions in-kind.36 Section 17(a) of the 1940 Act, in general, makes it:

unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company . . . unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof, (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer). . . .

unless the Commission upon application pursuant to Section 17(b) of the 1940 Act grants an exemption from the provisions of Section 17(a). Therefore, Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any first- or second-tier affiliated person of such company. Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are: (i) fair and reasonable, and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the 1940 Act.

Applicants also are requesting an exemption from Section 17(a) under Section 6(c) because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates.37

Section 2(a)(3) of the 1940 Act defines an affiliated person as:

[A]ny person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) . . . any investment adviser [of an investment company] or any member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors . . . .

Section 2(a)(9) of the 1940 Act defines “control” and includes the following language regarding a presumption of control:

Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company . . . .

36     Each Fund must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the relevant Funds will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Securities.

37     See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

If Creation Units of all of the Funds or of one or more particular Funds are held by twenty or fewer investors, including a Market Maker, some or all of such investors will be 5% owners of such Funds, and one or more investors may hold in excess of 25% of such Funds, as the case may be, and therefore would be deemed to be affiliates of such Funds either under Section 2(a)(3)(A) or Section 2 (a)(3)(C) of the 1940 Act. Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Securities with a Fund in return for a Creation Unit (an in-kind purchase), and likewise Section 17(a)(2) could be read to prohibit such persons from receiving an in-kind redemption from a Fund. Furthermore, one or more investors, or a Market Maker in connection with such persons market-making activities, might each accumulate 5% or more of a Fund’s securities. Additionally, one or more holders of Shares, or a Market Maker, might from time to time, accumulate in excess of 25% of Shares of one or more Funds, and such persons would therefore be deemed to be affiliates of such Funds under Section 2(a)(3)(C) of the 1940 Act. In addition, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding shares of Affiliated Funds making that investor a Second-Tier Affiliate of a Fund. Applicants request an exemption to permit persons that are affiliated persons or Second-Tier Affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

Applicants also seek an exemption from Section 17(a)(1) and (2) to permit sales of Shares by any Fund or shares of any Index Fund to a Fund of Funds and purchases of Shares by any Fund or shares of any Index Fund by a Fund or Index Fund, as the case may be, from a Fund of Funds, and the in-kind transactions that would accompany such sales and purchases.38 In this regard, Applicants observe that a Fund of Funds that relies on the 12(d)(1) Relief requested herein could potentially own 5% or more of the Shares of a Fund or shares of an Index Fund. Under such circumstances, the Fund or Index Fund could be deemed to be an affiliated person of the Fund of Funds, and the Fund of Funds could be deemed to be an affiliated person of the Funds or the Index Funds. To the extent that a Fund or an Index Fund and a Fund of Funds are so affiliated, sale of Shares by the Fund or of shares by the Index Fund to the Fund of Funds and purchase of Shares or shares of an Index Fund, as the case may be, by the Fund of Funds may be deemed to violate Section 17(a) of the 1940 Act.

Applicants assert that no useful purpose would be served by prohibiting the types of affiliated persons listed above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be effected in exactly the same manner, regardless of the size or number of the purchases or redemptions of Creation Units. Deposit Securities and Redemption Securities will be valued in the same manner as Portfolio Securities currently held by the relevant Funds or Index Funds,39 and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Portfolio Securities, Deposit Securities, Redemption Securities, and Cash Redemption Payments (except for any permitted cash-in-lieu amounts) will be the same regardless of the identity of the purchaser or redeemer. Applicants submit that any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund or of shares directly from an Index Fund will be based on the NAV of such fund in accordance with the policies and procedures set forth in the fund’s registration statement.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ or the Index Funds’ objectives and with the general purposes of the 1940 Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund or an Index Fund is the same as that used for calculating in-kind purchase or redemption values and, therefore, creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund or of shares of that Index Fund. Similarly, Applicants believe that using the same standards for valuing Portfolio Securities held by a Fund or an Index Fund as are used for calculating in-kind redemptions or purchases will ensure that the Fund’s or the Index Fund’s NAV will not be adversely affected by such securities transactions.

38     To the extent that purchases and sales of Shares of a Fund and shares of an Index Fund occur in the secondary market (and not through principal transactions directly between a Fund of Funds and a Fund or Index Fund), relief from Section 17(a) would not be necessary. The requested relief is intended to cover, however, in-kind transactions directly between Funds or Index Funds and Funds of Funds.

39     References to terms such as Creation Unit, Redemption Security, Deposit Security, Portfolio Security, or NAV in conjunction with the requested relief relating to Funds of Funds include the equivalent term in the case of an Index Fund.

Furthermore, Applicants submit that the terms of the sale of Creation Units by a Fund or an Index Fund to a Fund of Funds and the purchase of Creation Units by a Fund or an Index Fund from a redeeming Fund of Funds, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching. Section 17(a) of the 1940 Act is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Shares of Funds and shares of the Index Funds, however, including with respect to Funds of Funds, will be issued and redeemed by the Funds or the Index Funds, as the case may be, at their NAV. Any Fund of Funds that purchases (or redeems) Creation Units of a Fund or an Index Fund, therefore, will do so at such fund’s NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) such shares.

Further, no Fund of Funds will be compelled to invest in a Fund or an Index Fund, and a Fund or Index Fund may choose to reject a direct purchase of Shares or shares of the Index Fund in Creation Units by a Fund of Funds. To the extent that a Fund of Funds purchases Shares or shares of an Index Fund in the secondary market, such Fund or Index Fund would still retain its ability to reject initial purchases of its shares made in reliance on the requested order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of Section 12(d)(1)(A). Rather, the proposed arrangements will be consistent with the policies of each Fund or Index Fund, as the case may be, and each Fund of Funds involved. Shares of the Funds and shares of the Index Funds will be sold to the Funds of Funds, and redeemed from the Funds of Funds by the Funds and the Index Funds, as the case may be, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors. Any investment by a Fund of Funds in Shares of Funds or in shares of an Index Fund will be effected in accordance with the investment restrictions, and consistent with the investment objectives and policies, of the relevant Fund of Funds. Accordingly, Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units and shares of Index Funds by Funds of Funds.40

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund and each Index Fund, and that the proposed transactions are consistent with the general purposes of the 1940 Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

D.	Exemption from the Provisions of Section 22(e)

Applicants seek an Order of the Commission under Section 6(c) of the 1940 Act granting an exemption from Section 22(e) of the 1940 Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the 1940 Act provides that:

40     Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund or Index Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the Fund or Index Fund is also an investment adviser to the Fund of Funds.

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except –

(1)	for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)
for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)	for such other periods as the Commission may by order permit for the protection of security holders of the company.

Settlement of redemptions for Foreign Funds will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days, rather than seven (7) calendar days for Foreign Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds that deliver Redemption Securities in kind, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds, up to a maximum of fourteen (14) calendar days. Applicants request that relief be granted such that each of the Foreign Funds holding Redemption Securities which require a delivery process in excess of seven (7) calendar days may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund customarily clear and settle, up to a maximum of fourteen (14) calendar days following the tender of a Creation Unit. With respect to Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). Of course, it is possible that the proclamation of new or special holidays,41 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours)42, the elimination of existing holidays or changes in local securities delivery practices,43 could affect the information set forth herein at some time in the future, but not the fourteen (14) calendar day maximum for deliveries. A Fund’s SAI will identify those countries or regions where, due to local holidays, it is expected that more than seven (7) calendar days will be needed to deliver redemption proceeds.

41     Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, e.g., the following recent examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

42     A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

43     Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within such number of calendar days, up to a maximum of fourteen (14) calendar days, following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of fourteen (14) calendar days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act Applicants note that exemptive relief from Section 22(e) substantially similar to the relief sought here was obtained by many of the ETFs listed in note 5 above in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

E.	Exemptions from the Provisions of Section 12(d)(1)

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale would cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Funds of Funds to acquire Shares of the Funds and shares of the Index Funds in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds and the Index Funds and their principal underwriters and Brokers to sell Shares of the Funds and shares of the Index Funds, as the case may be, to Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the 1940 Act.44

44     Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Shares, or shares of an Index Fund, or (b) an affiliated person of a Fund or Index Fund, or an affiliated person of such person, for the sale by the Fund of its Shares, or Index Fund of its shares, to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgement.

Congress enacted Section 12(d)(1) of the 1940 Act to prevent one investment company from buying control of another investment company.45 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.46 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.47

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).48 These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (3) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications Investment Company Growth (“PPI Report”).49

Applicants submit that the concerns underlying Section 12(d)(1) of the 1940 Act and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address those concerns. Accordingly, Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

1.           Undue Influence

Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.

45     Hearing on H.R. 10065 Before the Subcomm. of the Comm. on Interstate and Foreign Commerce, 76th Cong., 3d Sess., at 113 (1940).

46     Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

47     House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

48     See H.R Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

49     Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

50     For purposes of this Application, the “Fund of Funds’ Advisory Group” is defined as the Fund of Funds Adviser, Sponsor, any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor.

Condition B.1 limits the ability of a Fund of Funds’ Advisory Group50, and Fund of Funds’ Sub-Advisory Group51 to control (individually or in the aggregate) a Fund or an Index Fund within the meaning of Section 2(a)(9) of the 1940 Act.

Condition B.2 prohibits Funds of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in a Fund or an Index Fund to influence the terms of services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or its Fund Affiliate or the Index Fund or its Fund Affiliate, as the case may be.52

Conditions B.3, B.4, B.8, B.9 and B.10 are also designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds to exercise undue influence over a Fund or an Index Fund and certain of their affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund or the Index Fund is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting”.

Condition B.5 is intended to insure that the Fund’s or the Index Fund’s Board, as the case may be, and the Adviser, as well as the Fund of Funds’ board of directors and investment adviser, or trustee of an Investing Trust (“Trustee”) and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund or the Index Fund, as the case may be, and a Fund of Funds before an investment is made in excess of the limits contained in Section 12(d)(1)(A).

A Fund or an Index Fund, as the case may be, would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the 1940 Act by declining to execute the FOF Participation Agreement with the Fund of Funds.

2.           Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (1) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund53 (2) fund holding companies subject their investors to two layers of advisory fees;54 and (3) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here.

Under condition B.11, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“non-interested directors or trustees”), will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund or Index Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Fund of Funds.

51     A “Fund of Funds’ Sub-Advisory Group” is defined as the Fund of Funds Sub-Adviser, any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds Sub-Adviser or any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser.

52     For purposes of this Application, a “Fund of Funds Affiliate” is defined as any Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter, or principal underwriter of a Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities. A “Fund Affiliate” is defined as an investment adviser, promoter or principal underwriter of a Fund or an Index Fund, as the case may be, and any person controlling, controlled by, or under common control with any of those entities.

53     PPI Report at 319-320.

54     Id. at 318.

As mentioned above, Shares and shares of the Index Funds are sold without sales charges though customary brokerage commissions may be charged for secondary market transactions in Shares.

In addition to condition B.11 discussed above, conditions B.6 and B.7 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.6, a Fund of Funds Adviser or a Fund of Funds’ Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation (including fees received pursuant to any plan adopted by a Fund or Index Fund under rule 12b-1 under the 1940 Act) received by the Fund of Funds Adviser, Trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, Trustee or Sponsor, from a Fund or an Index Fund in connection with the investment by the Fund of Funds in such Fund or Index Fund. In addition, the Fund of Funds Sub-Adviser will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation (including fees received pursuant to any plan adopted by a Fund or Index Fund under rule 12b-1 under the 1940 Act) received by the Fund of Funds Sub-Adviser or an affiliated person of the Fund of Funds Sub-Adviser, from a Fund or an Index Fund in connection with the investment by the Fund of Funds in a Fund or Index Fund, as the case may be, made at the direction of the Fund of Funds’ Sub-Adviser. Condition B.7 prevents any sales charges or service fees on shares of a Fund of Funds from exceeding the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.55

3.           Complex Structures

The PPI Report also expressed concern about the creation of more complex vehicles that would not serve any meaningful purpose.56 The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.” Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. Investing in the Funds or the Index Funds would serve several meaningful purposes and offer special benefits to the Funds of Funds. Applicants further submit that the Fund of Funds Adviser will provide investment services to the Funds of Funds that will likely differ from, not merely duplicate, the advisory services provided by the Adviser and Sub-Adviser to the Funds or the investment adviser or any sub-adviser to Index Funds, as the case may be. Applicants expect that the Funds and Index Funds would be used as an investment management tool to employ specific investment strategies.

Shares and shares of the Index Funds may provide Funds of Funds with an easy way to gain instant exposure to a variety of market segments through a single, relatively low cost transaction and also are extremely flexible investment tools. For example, a Fund of Funds could use Shares or shares of an Index Fund to quickly and easily: (1) invest cash in a liquid instrument that has a high correlation to the Funds of Funds’ benchmark, while at the same time maximizing the potential to outperform the benchmark; (2) effectively manage cash flows thus enabling the Fund of Funds to stay as fully invested as possible; (3) immediately diversify market segments or other exposure; (4) immediately modify style exposure, short or hedge benchmark exposure while at the same time maximizing the potential to outperform the benchmark; and (5) implement long/short strategies between active and passive management styles. In addition, Shares and shares of an Index Fund are bought and sold on Exchanges like other listed securities throughout the trading day at market prices close to NAV, can be sold short without regard to the up-tick provisions of Rule 10a-1 under the Exchange Act (i.e., Shares and shares of an Index Fund can be sold on a downtick), can be purchased on margin, can be purchased or sold by limit order, and are valued on a real time basis. Index-based ETFs are already being used by institutional investors for these purposes, particularly as a “place to park cash.”57

55     Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

56     PPI Report at 321.

57     See Ian Salisbury, Individuals Now Rule ETF Realm – Barclays, State Street Cite Low Costs, Investing Ease In Appeal on Main Street, WALL ST. J., August 1, 2006.

In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements. Under Condition B.12, no Fund or Index Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund or Index Fund, as the case may be, to purchase shares of other investment companies for short-term cash management purposes.

V.	EXPRESS CONDITIONS TO THE APPLICATION

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.	Actively-Managed Exchange Traded Fund Relief

1.
Each Prospectus will clearly disclose that, for purposes of the 1940 Act, Shares are issued by a Fund and that the acquisition of Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the 1940 Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into a FOF Participation Agreement with the Fund regarding the terms of the investment.

2.	As long as each Fund operates in reliance on the requested order, the Shares of the Funds will be listed on an Exchange.

3.
Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund.  Each Fund’s Prospectus will prominently disclose that the Fund is an actively managed exchange-traded fund.  Each Prospectus will prominently disclose that the Shares are not individually redeemable shares and will disclose that the owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may purchase those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

4.
The website for each Fund, which is and will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund:  (a) the prior Business Day’s NAV and the reported closing price, and a calculation of the premium or discount of such price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

5.
The Prospectus and annual report for each Fund will also include:  (a) the information listed in condition A.4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable, and (b) calculated on a per Share basis for one, five and ten year periods (or for the life of the Fund), the cumulative total return and the average annual total return based on NAV and closing price.

6.
On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.

7.
The Adviser or Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.

8.
The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed exchange-traded funds.

B.	Section 12(d)(1) Relief

1.
The members of a Fund of Funds’ Advisory Group will not control (individually or in the aggregate) any Fund or Index Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of a Fund of Funds’ Sub-Advisory Group will not control (individually or in the aggregate) any Fund or Index Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund or Index Fund, a Fund of Funds’ Advisory Group or a Fund of Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund or Index Fund, it will vote its Shares of the Fund or shares of the Index Fund, as the case may be, in the same proportion as the vote of all other holders of such shares. This condition does not apply to a Fund of Funds’ Sub-Advisory Group with respect to a Fund or an Index Fund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2.
No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund or an Index Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or its Fund Affiliate or the Index Fund or its Fund Affiliate, as the case may be.

3.
The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and any Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or its Fund Affiliate or an Index Fund or its Fund Affiliate, as the case may be, in connection with any services or transactions.

4.
No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund or an Index Fund) will cause a Fund or an Index Fund to purchase a security in an Affiliated Underwriting.

5.
Before investing in a Fund or an Index Fund in excess of the limits in Section 12(d)(1)(A), the Fund of Funds and the Fund or Index Fund, as the case may be, will execute a FOF Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund or shares of an Index Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund or the Index Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund or the Index Fund, as the case may be, a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund or the Index Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund or the Index Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

6.
The Fund of Funds Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund or an Index Fund under Rule 12b-1 under the 1940 Act) received from a Fund or an Index Fund by the Fund of Funds Adviser, Trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, Trustee or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, Trustee or Sponsor, or its affiliated person by the Fund or the Index Fund, in connection with the investment by the Fund of Funds in the Fund or Index Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund or an Index Fund by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund or the Index Fund, as the case may be, in connection with the investment by the Investing Management Company in the Fund or Index Fund, as the case may be, made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

7.	Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

8.
Once an investment by a Fund of Funds in the securities of a Fund or an Index Fund exceeds the limit in Section 12(d)(1)(A)(i) of the 1940 Act, the Fund’s or the Index Fund’s Board, as the case may be, including a majority of directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“non-interested Board members”), will determine that any consideration paid by the Fund or the Index Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund or the Index Fund; (ii) is within the range of consideration that the Fund or the Index Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund or an Index Fund, as the case may be, and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

9.
The Board of a Fund and of an Index Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund or the Index Fund, as the case may be, in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund or the Index Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund or the Index Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund or the Index Fund, as the case may be; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund or the Index Fund, as the case may be, in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

10.
Each Fund and each Index Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund or the Index Fund, as the case may be, exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

11.
Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund or any Index Fund in which the Investing Management Company may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.

12.
No Fund or Index Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund or Index Fund, as the case may be, to purchase shares of other investment companies for short-term cash management purposes.

VI.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that its address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application. The Authorizations required by Rule 0-2(c) under the 1940 Act are included in this Application as Exhibit A. The Verifications required by Rule 0-2(d) under the 1940 Act is included in this Application as Exhibit B.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

EXHIBIT A-1

AUTHORIZATION
RULE 0-2(c)(2)

RADIANCE ETF TRUST

In accordance with Rule 0-2(c) under the 1940 Act, Eric W. Falkeis, in his capacity as Initial Trustee of the Radiance ETF Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as Initial Trustee of the Trust and pursuant to the following resolutions adopted by the Initial Trustee of the Trust on April 3, 2012:

RESOLVED, that the Initial Trustee be, and he hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an application for an order granting pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, granting pursuant to Sections 6(c) and 17(b) of the Act an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and granting pursuant to Section 12(d)(1)(J) of the Act an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

RESOLVED, that the Initial Trustee and his designees be, and they hereby are, authorized to prepare and file response letters to respond to comments of the SEC (whether oral or written) on the Application with the SEC, and take any and all other actions relating to the registration of the Trust and shares of the Trust under the Act and the Securities Act of 1933, as amended.

RESOLVED, that any and all actions heretofore taken by the Initial Trustee and his designees relating to the Application be, and each hereby is, ratified, confirmed and approved in all respects.

RESOLVED, that the Initial Trustee and his designees be, and each of them hereby is, authorized to take all such actions and to execute all such documents as they may deem necessary or desirable to obtain the approval of the SEC’s Division of Investment Management of the Application.

Radiance ETF Trust

By: /s/ Eric W. Falkeis Name: Eric W. Falkeis
Title: Initial Trustee
Dated: April 30, 2012

EXHIBIT A-2

AUTHORIZATION
RULE 0-2(c)(2)

US  BANCORP FUND SERVICES, LLC

In accordance with Rule 0-2(c) under the 1940 Act, Eric W. Falkeis states that all actions necessary to authorize the execution and filing of this Application by US Bancorp Fund Services, LLC have been taken, and that the undersigned is authorized to execute and file the same on behalf of US Bancorp Fund Services, LLC and all actions necessary to execute and file such instrument have been taken.

US Bancorp Fund Services, LLC

By: /s/ Eric W. Falkeis Name: Eric W. Falkeis
Title: Chief Financial Officer
Dated: April 30, 2012

EXHIBIT A-3

AUTHORIZATION
RULE 0-2(c)(2)

RADIANCE ASSET MANAGEMENT, LLC

    In accordance with Rule 0-2(c) under the 1940 Act, Tina K. Singh states that all actions necessary to authorize the execution and filing of this Application by Radiance Asset Management, LLC have been taken, and that the undersigned is authorized to execute and file the same on behalf of Radiance Asset Management, LLC and all actions necessary to execute and file such instrument have been taken.

RADIANCE ASSET MANAGEMENT, LLC

By: /s/ Tina K. Singh Name: Tina K. Singh
Title: Manager and President
Dated: April 19, 2012

EXHIBIT A-4

AUTHORIZATION
RULE 0-2(c)(2)

QUASAR DISTRIBUTORS, LLC

In accordance with Rule 0-2(c) under the 1940 Act, James Schoenike states that all actions necessary to authorize the execution and filing of this Application by Quasar Distributors, LLC have been taken, and that the undersigned is authorized to execute and file the same on behalf of Quasar Distributors, LLC and all actions necessary to execute and file such instrument have been taken.

Quasar Distributors, LLC

By: /s/ James Schoenike Name: James Schoenike
Title: President
Dated: April 30, 2012

EXHIBIT B-1

VERIFICATION
RULE 0-2(d)

RADIANCE ETF TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Radiance ETF Trust, that he is the Initial Trustee of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Radiance ETF Trust

By: /s/ Eric W. Falkeis Name: Eric W. Falkeis
Title: Initial Trustee
Dated: April 30, 2012

EXHIBIT B-2
VERIFICATION
RULE 0-2(d)

US  BANCORP FUND SERVICES, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of US Bancorp Fund Services, LLC, that he is the Chief Financial Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

US Bancorp Fund Services, LLC

By: /s/ Eric W. Falkeis Name: Eric W. Falkeis
Title: Chief Financial Officer
Dated: April 30, 2012

EXHIBIT B-3
VERIFICATION
RULE 0-2(d)

RADIANCE ASSET MANAGEMENT, LLC

The undersigned, being duly sworn, deposes and says that she has duly executed the attached application for and on behalf of Radiance Asset Management, LLC, that she is the Manager and President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

RADIANCE ASSET MANAGEMENT, LLC

By: /s/ Tina K. Singh Name: Tina K. Singh
Title: Manager and President
Dated: April 19, 2012

EXHIBIT B-4
VERIFICATION
RULE 0-2(d)

QUASAR DISTRIBUTORS, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Quasar Distributors, LLC, that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Quasar Distributors, LLC

By: /s/ James Schoenike Name: James Schoenike
Title: President
Dated: April 30, 2012

EXHIBIT C

Description of Initial Fund

Objective:  The investment objective of the Domestic Equity Fund is long-term capital appreciation.

Investment Strategy:  The Domestic Equity ETF will seek to meet its objective by normally investing at least 80% of its total assets in equity securities of companies domiciled in the U.S. and primarily listed on an Exchange. The board of directors or trustees of the Domestic Equity ETF may change the investment objective of the Domestic Equity ETF without shareholder approval. The Adviser will use qualitative and quantitative metrics to select securities for the Domestic Equity ETF that have growth potential within their issuers’ industries. Candidates for the portfolio will be ranked based on relative desirability using a wide range of financial criteria and will be regularly reviewed to assure that they continue to meet the ranking and desirability criteria. The Domestic Equity ETF’s portfolio may include common stocks, ETFs, exchange-traded products not registered as investment companies under the 1940 Act, preferred stocks (either convertible or non-convertible), direct equity interests in trusts, partnerships, joint ventures and other unincorporated entities or enterprises, and convertible debt instruments.